UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2024

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor 27 Soho Square,

London, England, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Board Composition Changes

On June 20, 2024, Genius Sports Limited (the “Company”) announced changes to the composition of the Company’s Board of Directors (the “Board”), which became effective June 2024. A copy of the press release is attached hereto as Exhibit 99.1.

Kenneth Kay, who has served as an independent director of the Board since March 2023, was appointed as Chair of the Company’s Board, effective as of June 13, 2024. Claire Valoti was appointed as an independent director of the Board, effective as of June 18, 2024.

David Levy, the prior Chair of the Company’s Board, provided notice of his resignation from the Board, effective as of June 6, 2024. Mr. Levy’s resignation was not the result of any dispute or disagreement with the Company or the Company’s Board on any matter relating to the operations, policies or practices of the Company.

The information set forth in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos: 333-265466 and 333-279227) and the Company’s registration statements on Form S-8 (File Nos: 333-264254, 333-266904, 333-269093 and 333-278001).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: June 20, 2024	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 20, 2024

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